Exhibit 1

msystems Contact	Investor Contacts
Elana Holzman	Jeff Corbin / Lee Roth
Director of Investor Relations, msystems	KCSA Worldwide
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +972-9-7645000	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

msystems™ Files Annual Report; Restates Financial Results to Reduce Net Income by Aggregate of $18.8 million for 1999 to 2005

Special committee completes option review

KFAR SABA, Israel, July 17, 2006 – msystems (Nasdaq: FLSH), a leader in smart personal storage, today announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2005 (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”).

        Further to the self-initiated internal review of prior stock option grants announced by the Company on June 1, 2006 and the appointment of a special committee (the “Special Committee”) comprised of external members of its Board of Directors, the Company today announced that the Special Committee completed its review and found that there were a variety of deficiencies and irregularities in the Company’s policies, procedures, practices, controls and documentation related to the Company’s granting of stock options during 1999 to 2003. For detailed description of the Special Committee’s findings, see the Company’s Annual Report on Form 20-F.

        Based on the Special Committee’s findings, the Company has concluded that, for accounting purposes, the actual measurements dates for certain past option grants differ from previously determined measurements dates for such grants. Because the closing market prices of the Company’s shares as of the corrected measurement dates were generally higher than the relevant option exercise prices, the Company has determined that it should have recognized primarily non-cash stock-based compensation expense. Accordingly, the Company has restated its consolidated financial information for the years ended December 31, 1999 through 2005 and intends to revise its consolidated financial information for the quarter ended March 31, 2006 to reflect these charges.

        The impact of these charges reduced the Company’s previously reported net income for the entire period between 1999 and 2005 by an aggregate of $18.8 million. The impact of these charges on net income for the full year of 2006 is estimated to be less than $2 million, of which approximately $1.4 million relates to the first quarter of 2006. The tables following at the end of this release reconcile the Company’s previously reported net income (loss) with the Company’s restated net income (loss) for years ended December 31, 1999 through 2005. Within the next few weeks, the Company intends to furnish to the SEC on Form 6-K the revised financial information reflecting the charges for the individual quarters ending March 31, 2005 through March 31, 2006.

        The Special Committee recommended, in light of its findings, that the Board of Directors implement various remedial measures including: appointing a governance and compensation committee composed entirely of independent directors to establish and oversee stock option grants and other compensation practices and policies; enhancing the role of the General Counsel in stock option matters; separating the positions of President and Chief Executive Officer and the position of Chairman of the Board of Directors so that they are held by two separate persons; and recruiting a Chief Financial Officer with a formal accounting background and accounting experience suitable to the current and anticipated size, scope and complexity of the Company’s business, at which time the company’s current Chief Financial Officer will assume the role of Chief Operating Officer.

        After carefully considering the Special Committee’s findings and recommendations and such other matters as the Board of Directors deemed appropriate, the Board of Directors adopted all of the remedial measures recommended by the Special Committee. The Company anticipates that the implementation of the foregoing remedial measures (other than the changes relating to personnel matters) will be completed by the end of the third quarter of 2006 and that the implementation of the changes relating to personnel matters will be completed as soon as practical.

        The Company’s Board of Directors also stated that it supports the Company’s President and Chief Executive Officer and the Company’s Chief Financial Officer and has full confidence in their abilities and integrity. In addition, the Board of Directors stated that it believes that in the granting of the stock options that have given rise to the restatement, these members of management were acting for the benefit of the Company and in its best interest to attract and retain loyal and dedicated employees.

        “We are naturally disappointed to find that our stock options grant practices were not recorded properly in the past,” said Dov Moran, president and chief executive officer, msystems. “As we constantly strive to improve and excel with full commitment to quality and integrity, we are taking the necessary steps to prevent future recurrences of such practices. We continue to focus on our business and leading the fast growing personal storage market.”

        Investors are urged to refer to the Company’s Annual Report on Form 20-F for more information about the restatement and internal review, including detailed information about the Special Committee’s process, findings and recommendations and the related Board of Directors’ actions.

        As a result of the restatement, the Company’s previously issued financial statements for each of the years 1999 through 2005 (inclusive), any related reports of our independent registered accounting firm and any previously furnished financial information for the quarters included in such years and for the quarter ended March 31, 2006, should no longer be relied upon.

About msystems
msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.m-systems.com. msystems. made smarter.

Certain statements in this press release are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. There can be no assurance that forward-looking statements will be achieved. Important risks, uncertainties and other important factors that could cause the Company not to achieve the forward looking statements include, among others: the completion of the preparation of the revised quarterly financial information referred to above and the outcome of the SEC’s informal investigation with respect to Company stock option grants. msystems makes no commitment to revise or update any forward-looking statements except as otherwise required by law.